Exhibit 4.2


                      GRADUATED RATE REDEEMABLE CERTIFICATE

No. ________________                                           $________________

PIF/CORNERSTONE MINISTRIES INVESTMENTS, INC. ("ISSUER" OR "WE" AND RELATED PRONOUNS) promises to pay to ___________________________________________________
or registered assigns ("you" or "holder"), the principal sum of ________________ ________________________ Dollars ($__________).
Taxpayer I.D. Number: __________________ CUSIP Number:_________________.

Payment Dates:______________ and ________________.
Maturity Date:______________
Interest Rate:  See below

This Certificate has a term of five years. This Certificate may be issued in any dollar amount, with a minimum investment of $500. The amount and maturity date of this Certificate is set when you purchase. You may redeem any amount of the principal or interest on any anniversary date of your purchase, by giving us at least ten business days' written notice of the amount you want redeemed. Unless we receive notification of your intent to redeem within 10 business days of maturity, your Certificate will automatically be renewed, on the terms under which it was originally purchased, at the then prevailing interest rate for similar certificates. We will publish on our web site [ ] the prevailing interest rate for similar certificates and send you advance notice thereof.

This Certificate pays a graduated interest rate based on each year the certificate remains invested. The rates are [7%] for the first year, [7.5%] for the second year, [8%] for the third year, [8.5%] for the fourth year, and [9%] for the fifth year, giving an overall average, if left invested for 5 years, of [8%]. [Instruction: Bracketed numbers are subject to change and completion at the time of issuance.] The graduated interest rate applicable to your Certificate is set upon issuance and, if automatically renewed, will be reset upon renewal to the prevailing interest rates or similar certificates.

You can choose, at the time of purchase, to have your interest on the Certificate paid semi-annually or upon maturity. Monthly interest payments are available on investments of $10,000 or more. Unpaid interest will be compounded every six months from the issue date of the certificate

This Certificate begins to bear interest at the stated rate one business day after we receive your funds. However, we will not issue the certificate or a receipt for an investment until the check or other payment has cleared our bank. Interest will be calculated on a 365-day year. Any payment due on a weekend or on a nationally recognized bank holiday will be paid the next business day.

We will set interest rates for future certificates as market conditions warrant. Certificates issued in the future may bear higher or lower interest rates than the currently offered certificates, and may have different terms and conditions than these certificates.

Certificates will normally be registered in book entry form and the investor will receive only a written confirmation of their investment, and not an actual certificate.

Certificate owners may not redeem them for cash before their maturity date, except as described above.

                                                   Dated:_________________, 2001


__________________________, as Trustee, certifies that this is one of the Certificates referred to in the Trust Indenture.

By:_________________________________
   Name:
   Title:


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

PIF/CORNERSTONE MINISTRIES
INVESTMENTS, INC.

By:_________________________________
Name:
Title:

                                     [SEAL]



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